Mail Stop 6010
Via Facsimile and U.S. Mail

January 10, 2008

Dr. Steven C. Quay, M.D., Ph.D
Chairman of the Board, President and Chief Executive Officer
Nastech Pharmaceutical Company, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

      Re: **Nastech Pharmaceutical Company, Inc.**
            Form 10-K for fiscal year ended December 31, 2006
            File No. 000-13789

Dear Dr. Quay:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Carlton E. Tartar
                  Branch Chief